EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2015
Dated as of March 24, 2016

P.O. Box 41, Axa Place
Suite 1660, 999 West Hastings Street
Vancouver, B. C. V6C 2W2 Canada
Phone: (604) 688-9592
Fax: (604) 688-9532

i

EXETER RESOURCE CORPORATION

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “it”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries.  All the information contained in this AIF is as at December 31, 2015, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company operating in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations;
•	risks related to the Company not having any mineral reserves;
•	risks related to the Company’s requirement to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche;
•	risks related to the Company’s ability to secure adequate water or power resources for the Caspiche project in the near term;
•	risks related to the Company’s operations containing significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations;
•
risks related to the Company not having surveyed any of its properties, including risks related to the lack of guarantee on clear title to mineral properties and the uncertainty that the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation;

•
risks related to the court challenge to the land easement granted to the Company by the Chilean government and the potential loss of certain surface rights in the event that the court challenge is successful;

•
risks related to environmental approvals, when received, being subject to court challenges.  Such challenges, if successful can result in considerable additional costs or delay or stop future project development;

•
risks related to changes in the market price of gold, copper, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

•	risks related to land reclamation requirements which may be burdensome;
•	risks related to regulations governing issues involving climate change, which could have a material adverse effect on the Company’s business;
•	risks related to the natural resource industry being highly competitive, which could restrict the Company’s growth;
•	risks related to market forces outside the Company’s control that could negatively impact the Company’s operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to the Company's property interests being in foreign countries which are subject to risks from political and economic instability in those countries;
•
risks related to the Company having a history of losses and expecting losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders;

•	risks related to the global economy;
•	risks related to the Company’s lack of cash flow sufficient to sustain operations and its expectation that it will not receive operating revenue in the foreseeable future;
•	risks related to foreign currency fluctuations;

•
risks related to the market for the Company’s common shares being subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares;

•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company (“PFIC”), which could have negative consequences for U.S. investors;
•	risks related to the Company’s intent to not pay dividends;
•	risks related to increased costs and compliance risks as a result of being a public company;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investor’s to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company being a foreign private issuer under U.S. securities laws.

The above list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Glossary of Terms

Ag - symbol used for silver in the periodic table of elements.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As - symbol used for arsenic in the periodic table of elements.

Assaying - laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample.  Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia - a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach - a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together.  The cyanide dissolves the gold content and the gold is absorbed in the carbon.  The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling - cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade - the lowest grade of mineralized material that qualifies as resource in a deposit. (i.e. contributing material of the lowest assay that is included in a resource estimate.)

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Diorite - an intrusive igneous rock.

Dip - the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade - the metal content of rock, generally in terms of percentage (%) or parts per million (ppm). With precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite - a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion/ Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer - an instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgical Tests - are scientific procedures carried out on rock/material to determine the optimum extraction methods for the potentially economic metals contained in representative samples of the mineralization normally obtained from diamond drill hole cores are used for this test work.

Metallurgy - the study of the extractive processes which produce mineral concentrates or final metals for marketing, from their host rocks.

Mineral - a naturally occurring inorganic substance or compound having a definite chemical composition and a characteristic internal structure, usually in crystal form.

Mineral Resource - is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty / NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - the part of a rock formation that appears at the surface of the ground.

Oxide - a compound of oxygen with another element.

Phyllic Alteration - a hydrothermal alteration common in porphyry base-metal systems.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-feasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors.

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent; applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Reverse Circulation (RC) Drilling - a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips.  The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber.  The rock chips are then collected for analysis.

Rhyolite - a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - taking a sample of rock or material in order to test and assay its mineral composition.

Sediments/Sedimentary - rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silicification - the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Stockwork - a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Tuff - a general term for all consolidated pyroclastic rocks.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mineral exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area.

For each exploration concession the titleholder must pay an annual fee per ha to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to be granted an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration or exploitation concession request.  The titleholder must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted.  Exploitation concessions can only be overlapped by exploration concessions and the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to the number of ha.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the request of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for an exploitation concession is made to the court, the applicant has the right to transfer or grant an option to purchase the exploitation concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the Business Corporations Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value.  On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the "Consolidation"), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation.  The Consolidation and name change were made effective October 11, 2002.

On March 11, 2010, shareholders of the Company approved a plan of arrangement to create two independent companies independently focussed on mineral exploration and development in Argentina and Chile, respectively (the “Plan of Arrangement”) , and (ii) a change in the authorized share capital from 100,000,000 to an unlimited number of common shares.  Under the Plan of Arrangement, which was approved by a final order of the British Columbia Supreme Court on March 12, 2010, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $45.0 million in working capital, and focussed on the advancement of Caspiche.  On March 22, 2010 Exeter transferred to Extorre Gold Mines Limited, its Cerro Moro and other exploration properties in Argentina and approximately $25.0 million in working capital.

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Intercorporate Relationships

As of the effective date of this report, the Company has four wholly-owned subsidiaries: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), Minera Goldeye Chile Limitada (“Goldeye”) and Eton Mining Corp. (“Eton”).  Eton Chile, Retexe Chile and Goldeye are Chilean corporations, registered to conduct the Company’s business in Chile.  Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in the Maricunga Region, Chile; its business development over the last three years is described in the following paragraphs.  Unless otherwise noted, Jerry Perkins, Vice President Development and Operations of the Company, a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this AIF and Wendell Zerb, President and CEO of the Company, a QP under NI 43-101, is responsible for geology and mineral resource information in this AIF.

2013

In February, the Company announced certain management changes, including the appointment of Wendell Zerb as President & CEO, the transition to Co-Chairman by Bryce Roxburgh, and the retirement of Douglas Scheving from the Board of Directors.

The Company entered into Option and Joint Venture Agreements with San Marco Resources Inc. (“San Marco”), on two properties in Mexico: the Angeles and the La Buena properties.

The Company had the option to earn up to 70% of the Angeles property by incurring expenditures of $10 million over 4 years to earn 51%, and the additional 19% by spending an additional $10 million over the following 3 years.  The agreement provided for cash payments of $950,000 staged over 7 years by way of placements in San Marco at a 25% premium to San Marco’s 20 day volume weighted average share price (“VWAP”).  Exeter committed to a first year expenditure of $1.0 million (completed).  Due to adverse market conditions, the Company terminated its joint venture agreement relating to the Angeles project in December.

The Company had the option to earn 60% of the La Buena property by spending $15 million in expenditures and by making cash payments of $650,000 staged over 5 years by way of placements in San Marco at a 25% premium to its 20 day VWAP.  The Company committed to first year expenditures of $1.4 million (completed).

In March, the Company announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement in the Maricunga region of Chile for which the Company has filed a new exploration permit application.  Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered.  Results released in June from a second exploration drill hole sited approximately 1,200 m northwest of the first drill hole, encountered both similar lithologies and water.  Air lift tests completed on this hole provided similar water flows as the first drill hole.  The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

In June, the Company announced that its Chilean subsidiary, Eton Chile, had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The JV covered the potential exploration for subsurface water associated with water exploration concessions applied for at Peñas Blancas (Laguna Verde), Quebrada El Fraile and at Cuenca Two, all located in northern Chile.  The agreement included provisions that each company would own a 50% interest in each water tenement and any water rights granted and would incur 50% of the costs associated with exploration.  Exeter’s initial exploration commitments totalled US$500,000.

The Company’s application for surface rights at Caspiche (the “Easement”), was granted by the Chilean Government.  The Easement gives the Company the right to carry out work and install all of the infrastructure and surface modifications required for the potential development of a mining operation, including roads, excavations, stockpiles, buildings, pipelines, power lines, tailings storage facilities and the like.  The Company already had a lease agreement with the Chilean Government for the surface rights that corresponded to its initial mineral rights in the area, and the Easement extended this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Easement excluded specific surface rights in areas owned by the indigenous community, the Comunidad Colla Rio Jorquera y sus afluentes (CCRJ).  The Company has an access agreement with CCRJ and expects to maintain a good relationship, including open communications with the CCRJ and other indigenous communities in the Maricunga area.

The Company announced the evaluation of a new approach for the potential development of the Caspiche deposit.  The new approach considered both a standalone open pit oxide gold operation as well as a similar initial operation that then later combines with underground mining of the central higher grade gold copper sulphide core.  Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) conducted the initial studies.  These new studies investigated lower capital cost and scalable mining alternatives than a large scale, capital intensive super pit scenario.

The study targeted mining the higher grade zone using selective, top-down, open stope mining methods, rather than the bottom-up (block cave) underground approach previously evaluated by the Company.  The objective was to accelerate access to the higher grade core with lower upfront capital expenditures.  Anticipated advantages to a smaller scale, but higher grade operation include reduced water and power requirements when compared to a large scale open pit scenario.

2014

The Company continued its work on the Caspiche project in an effort to advance the project through the review of lower capital alternatives for the potential development of the project.  Options assessed included open pit mining of the near surface oxide zone (gold only), followed by a deepening of the open pit and underground mining of the central, higher grade portion of the gold-copper sulphide deposit.

In January, Eton Chile negotiated new water exploration agreement terms (“Water Agreement”) with Atacama Pacific.  The new terms amended the original agreement entered into between the parties in May 2013 and allowed Eton Chile to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements Cuenca Two, Quebrada El Fraile, and Peñas Blancas.  Water exploration tenements have a maximum term of two years during which exploration activity can be conducted and are not renewable.  A new application is required after two years should future exploration be warranted.  In the event that water is discovered an application for water rights must be made within 90 days of the expiry of the water concession.

The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

In February Exeter informed San Marco that results from exploration at the La Buena project did not meet Company objectives and that it was terminating the joint venture agreement.

During the first quarter of 2014 Eton Chile was served with a court claim challenging the Chilean Government’s 2013 grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton Chile’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

In May the Company released the results of a preliminary economic assessment (PEA) for Caspiche.  The PEA reported on the work carried out in evaluating new approaches to potential development at Caspiche described at the end of the section on 2013 above.  It concentrated on three new low capex potential development options, all of which require modest quantities of water to support mining operations.

The Company announced that three large-diameter drill holes completed at the Company’s water exploration concession (option for 90% interest) Peñas Blancas, had intersected potentially significant quantities of water based on preliminary evaluation using airlift testing.  Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-03.  Pump tests on LV-03 confirmed a potentially significant water resource.  Tests included a series of variable and fixed-speed pump tests.  At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity.  Flow rates of +40 litres per second (“l/s”) were tested.

In October 2014 the Company announced an expanded water drilling program at Peñas Blancas.  The expanded water exploration program included completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes together with down hole pump tests and water level measurements to quantify water flow rates and aquifer recharge rates.  Results from the pump tests carried out on LV-03, indicated the potential for sustainable flows of over 200 l/s once all five holes have been tested (two new holes and three from drilling in Q2/14).

New metallurgical column leach results from the Company’s Caspiche oxide gold zone were encouraging, suggesting previous estimates for life of mine heap leach recoveries of approximately 80% might be conservative.  The Company believes the leach tests for coarsely crushed -50 mm material, indicated potential for increased metallurgical recoveries in the shallower zones, hence enhanced project cash flow.  Five PQ diamond drill cores provided a total of 74 bottle roll test samples and 17 column test samples, including 10 column tests on -50 mm material.  The column test materials were composited level by level to simulate mining intervals of two years within a ten year mine plan. Mineralized gravels, which overly the oxide zone were also tested.  The test work was designed to systematically test the oxide zone to confidence levels approaching the requirements for a final feasibility study.

In December the Company announced the filing of an amended technical report prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19, 2014 with an effective date of April 30, 2014 (the “PEA Report”).  The PEA Report identified three new low capex, potential development options, all of which required modest quantities of water compared with the requirements of a large scale open pit.  The PEA Report calculated that the 30,000 tonne per day (“tpd”) standalone oxide operation would require a peak water supply of less than 50 l/s.  This option produced an estimated average of 122,000 gold equivalent* ounces annually over a projected ten year mine life, including 148,000 ounces annually in the first five years.  The standalone oxide open pit mine plan benefited from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life. In addition, a low life-of-mine strip ratio (0.27:1) and favorable leach kinetics were positive contributors to the project economics.  At US$1,300/oz gold pre-tax net present value (“NPV”) was US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction (after-tax 27% NPV 5% US$252 million, IRR 28.5%).  The other two potential development options considered the phased treatment of both oxides and sulphides at 60,000 tpd and 27,000 tpd respectively.  One option looked at mining both gold in oxides and gold-copper in sulphides by open pit only.  This option required a peak water supply of about 190 l/s.  The other option looked at open pit mining of gold in oxides followed by selective high grade underground mining of gold-copper sulphide mineralization, an option that required a peak supply of 150 l/s.

Disclaimer: The economic analysis contained in the 2014 PEA is considered preliminary in nature. No inferred mineral resources were used, nor is there any certainty that the economic forecast outlined in the 2014 PEA will be realized. See Exeter’s website or Sedar for the news release dated December 19, 2014: Amended NI 43-101 Technical Report on the Caspiche Project; Effective date: April 30, 2014.

The PEA Report used prices of: Au US$1,300 US$/oz. Ag US$20/oz. and Cu US$3/lb
*
Gold equivalent oz (AuEq) value is based on Au, Ag and Cu revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

2015

The Company continued its work on the Caspiche gold-copper project in the Maricunga region of Northern Chile. The main focus through 2015 was the advancement of programs related to securing water for the Caspiche project and the review of lower capital alternatives for the potential development of the project.

In February the Company announced further positive results from the water exploration drilling program at Peñas Blancas. Drilling results suggest Peñas Blancas is part of a previously undiscovered, extensive, subterranean aquifer. It is located centrally within a high-altitude basin, where there are no other existing underground water rights. The extensive winter snowfall in the area is believed to be the source of recharge. Individual pump testing of the five large diameter exploration wells, drilled thus far at the Peñas Blancas water concession, has confirmed strong constant water flows and rapid recharge rates. The aggregate flow rate that was tested at constant rates, was over 300 litres per second (“L/s”), with individual wells varying from 45 L/s to 85 L/s. This aggregate flow rate is considerably above Exeter’s previously targeted estimate of 200+ L/s.

In June the Company announced the completion of the expanded water exploration drilling program. The Company believes the aquifer could support any of the three identified low capex, development options for the Caspiche project as outlined in the PEA Report. Importantly, the aquifer could also provide an appropriate long term water resource for other potential users in this arid, largely unpopulated region of Chile.

As part of application for water rights, the Company, augmented by its independent, external consultants compiled technical reports on the Peñas Blancas aquifer which have been submitted to the water authority as part of its application for water rights.

In August, due to challenging financial markets, the Company announced an initiative to reduce corporate overhead through personnel layoffs and reductions in remuneration payable to directors and officers by up to thirty percent.

In November, the Company applied for access to certain areas at Peñas Blancas covering the area where its water drill holes are located and was granted a provisional easement over the area.

Exeter also reviewed a number of new opportunities during the year with the objective of identifying assets that could be acquired to provide additional value for shareholders.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration and development company.  The Company’s principal property is the Caspiche property in northern Chile.

The Company is in the exploration stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years.  As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in the Principal Project section of this AIF.  At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration and development programs, and compliance.  To date, the Company has been able to locate and retain such professionals in Canada and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession.  Since then, some of the markets have recovered, however the economies of certain States within the European Economic Union have declined and the commodity market has remained volatile.  The gold market, late in 2010, made significant gains in terms of US Dollars but remained volatile throughout 2011 and suffered declines through the latter part of 2012 and through 2014.  In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile.  In particular, exploration on the Company’s Caspiche property at higher altitude is challenging and potentially not possible in winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which could result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement with fines and penalties for non-compliance more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to negatively affect future operations.

Employees

As of December 31, 2015, the Company had 4 employees in Canada (4 as of the date hereof), and approximately 12 employees in Chile (11 as of the date hereof).  The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

Foreign Operations

Mineral exploration and mining activities in Chile may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions may adversely affect the Company’s business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”.  The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business.  The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Risk Factors

Properties in which the Company has or may acquire an interest in, are all currently at the exploration or development stage.  The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties.  The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.  These risks include but are not limited to the following:

Operations and Mineral Exploration Risks

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection.  Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

The Company does not have any mineral reserves or water rights.  The Company is at the exploration stage on all of its properties and is engaged in ongoing engineering work in order to determine if any economic deposits exist on its properties.  The Company may expend substantial funds in exploring certain of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found.  Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production.  Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices.  The Company’s Caspiche project is located in the Atacama region of Northern Chile which has been experiencing drought conditions for an extended period resulting in considerable stress on available water resources.  In addition the Chilean government is currently reviewing regulations regarding water rights and there is greater uncertainty regarding the potential to secure water rights in the area.  While the Company believes that it has discovered significant quantities of water at the Peñas Blancas exploration concessions which may be adequate for the potential development options identified in the PEA Report, it does not have any water rights.  In order to obtain water rights it is required to make applications to various government departments including the General Directorate of Water Resources and the Ministry of Public Land of the Chilean government (“BBNN”).  In the event that water rights are secured, the ability to extract and use such water is subject to further permitting appraisal from the authorities and there is no guarantee that such permits will be received.  The Company is also continuing to pursue other avenues for acquisition of water resources.  The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future.  There is no certainty that the studies conducted by the Company will result in a commercially viable mining operation.  No assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited.  There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production.  If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest.  If the Company is unable to fulfill the requirements of these agreements, including the requirement to commence commercial production within a fixed period, its interest in its Caspiche project could be lost.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations.  The Company’s development of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes.  It is not always possible to insure against such risks.  The Company currently maintains general liability and director and officer insurance but no insurance against its properties or operations.  The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.  Some of the Company’s exploration concessions associated with its Caspiche project overlap exploration concessions held by other parties and entitlement to such concessions has not yet been determined and is not assured.  Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved.  The Company has secured an Easement for surface rights for most of the area required for the potential development of Caspiche however the Easement is being challenged in court and there is no guarantee that the Company will be successful in maintaining its rights under the Easement.  In addition the Company will be required to negotiate agreements with indigenous communities over certain areas required for potential development of its project and there is no certainty that such negotiations will be successful.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.  The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations.  The shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

Changes in the market price of gold, copper, silver and other metals, which in the past has fluctuated widely, would affect the future profitability of the Company’s planned operations and financial condition.  The Company’s long-term viability and future profitability depend, in large part, upon the market price of gold, copper, silver and other metals and minerals from potential future production from its mineral properties.  The market price of gold, copper, silver and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

▪	expectations with respect to the rate of inflation;
▪	the relative strength of the U.S. dollar and certain other currencies;
▪	interest rates;
▪	global or regional political or economic conditions;
▪	supply and demand for jewelry and industrial products containing metals;
▪	sales by central banks and other holders, speculators and producers of gold, silver, copper and other metals in response to any of the above factors; and
▪	any executive order curtailing the production or sale of gold, silver or copper.

The Company cannot predict the effect of these factors on metal prices.  A decrease in the market price of gold, silver, copper and other metals could affect the commercial viability of the Company’s properties and its anticipated development of such properties in the future.  Lower gold and other commodity prices could also adversely affect the Company’s ability to finance exploration and development of its properties.

Land reclamation requirements for the Company’s properties may be burdensome and expensive.  Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

▪	control dispersion of potentially deleterious effluents;
▪	treat ground and surface water to drinking water standards; and
▪	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with its potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.  A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change.  Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.  Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations.  Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete.  Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation.  The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates.  These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.  These impacts may adversely impact the cost, potential production and financial performance of the Company’s operations.

The natural resource industry is highly competitive, which could restrict the Company’s growth.  The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company.  This may place the Company at a disadvantage in acquiring, exploring and developing properties.  Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations.  The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, the workforce, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations.  The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s development activities in Chile are subject to various federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits.  There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms or within reasonably predicted time frames. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties.  This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, glaciers, vegetation and wildlife, as well as historical and cultural resources, if present.  The Company is required to comply with the provisions of ILO 169 which sets out requirements for consultation with indigenous communities.  Compliance with ILO 169 requirements could result in delays and significant additional expense in obtaining the necessary approvals or agreement with indigenous communities to advance the Caspiche project.  In Chile, exploration activities require an environmental impact declaration, while mining activities require a significantly more detailed environmental impact evaluation under the “SEIA” system.  These documents are presented to the government entity (Regional SEIA) who then consult with other government departments and arrange public comment before approving or imposing limits on proposed activities.  As the Company is at the exploration stage, the disturbance of the environment is limited however if exploration activities result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.  The requirements of Government that can be imposed on planned operations as a result of the SEIA evaluation can require additional facilities, restrictions on operations, additional capital and operating expenditure and additional regulatory requirements that cannot be reasonably forecast by the Company prior to assessment.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

The Company's property interests in foreign countries are subject to risks from political and economic instability in those countries.  Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation.  In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business.  We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  The effect of these factors cannot be accurately predicted.  Political risks may adversely affect the Company’s existing assets and operations.  The Company does not maintain and does not intend to purchase political risk insurance at this time.  Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders.  The Company has limited financial resources and has no operating cash flow.  As of December 31, 2015, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $270 million.  Continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project.  Additionally, development of the Company’s Caspiche project would require significant additional capital which the Company may be unable to access.  The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing however should it determine to proceed with development of its properties it may be required to obtain loans or other sources of finance for such development.  However, the Company may not be able to obtain additional equity or other financing on reasonable terms, or at all.  If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project.  If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders.  These financings may be on terms less favourable to the Company than those obtained previously.

The Company may be subject to risks relating to the global economy.  Global financial conditions have been subject to volatility and access to public financing has been negatively impacted.  These conditions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future.  The Company’s properties have not advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the Company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current shareholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results.  The Company’s operations at December 31, 2015 were located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. Dollars, Australian Dollars, and Chilean Pesos.  Such fluctuations may adversely affect the Company’s financial position and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral.  In the last five financial years, the price of the Company’s common shares has fluctuated between $0.39 and $6.20.  The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the economic downturn due to the on-going credit crisis centred in the United States and Europe.  Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company is dependent upon key management, the absence of which would have a negative effect on the Company’s operations.  The Company depends on the business and technical expertise of its management and key personnel, including Wendell Zerb, President and Chief Executive Officer, Bryce Roxburgh, Co-Chairman, Yale Simpson, Co-Chairman and Cecil Bond, Chief Financial Officer.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required.  The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.  The Company has entered into services agreements with Wendell Zerb, Bryce Roxburgh, Yale Simpson and Cecil Bond and some of its other officers.  The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations.  Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.  The Company could be classified as a PFIC under the U.S. tax code.  If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

The Company does not intend to pay dividends.  The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Increased costs and compliance risks as a result of being a public company.  Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future.  These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly.  There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”).  Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares.  These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future.  As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.  If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Differences in United States and Canadian reporting of reserves and resources.  The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada.  The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company in the United States.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act.  A majority of the Company’s directors and officers are residents of Canada and other countries and all of the Company’s assets and its subsidiaries are located outside of the U.S.  Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions.  The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

PRINCIPAL PROJECT

CASPICHE

By an agreement with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together “Anglo American”) dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to acquire a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 m of drilling.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to a 3% NSR from production from the properties and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the properties if the properties are not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,250,000 paid to December 31, 2015) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The following is based on the Summary section of an independent technical report on the Caspiche property titled, “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile”, with an effective date of April 30, 2014 and an amended and restated date of December 19, 2014.  The NI 43-101 technical report was prepared by Carlos Guzmán, Mining Eng., FAusIMM and registered member of the Chilean Mining Commission; Leticia Conca, Mining Eng., and registered member of the Chilean Mining Commission; Rick Adams, BSc, and member of the Australian Institute of Geoscientists and member of the AusIMM with Chartered Professional (Geology) accreditation all of whom are QPs under NI 43-101.  The report is available for viewing on SEDAR at www.sedar.com.

Information dated subsequent to the date of the technical report is provided by the Company.

The reader is cautioned that the following is an abridged summary only and is directed to view the full technical report on SEDAR at www.sedar.com.

Location

The Caspiche project is located high in the central Chilean Andes, within the 3rd Region of Chile.  The property is located 120 km ESE of Copiapó, which has a population of approximately 160,000 people, in northern Chile and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine (formerly Refugio), 15 km to the north.

Physiography

The Caspiche property is located high in the central Chilean Andes within the region commonly described as the Atacama Desert.  The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock.  The Caspiche property itself lies within the catchment of the Copiapó river tributary system, however a little further to the north-west an intermediate ridgeline and valley system closes the high Andean drainage resulting in a chain of endorheic saline lakes stretching considerable distances within the high Atacama region.

Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks.  Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó.  The initial 22 km running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site.  Currently, total driving time from Copiapó to site is approximately 3 hours.  The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded.  This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.).  From this road, several access alternatives exist to the project and other additional access options have been identified if required.

Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow.  Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C.  Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C.  Exploration field seasons generally run from late October through mid-May.  Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m above sea level.  Upon development, it is expected that the mine would be operated year-round.  Exeter operates three automatic weather stations to monitor detailed climatic variations.

Current Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to roads and trails on the property.  The property is large enough to host an open pit or underground mining operation, although optimum locations for infrastructure may overlie third party mining claims.  Concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession.  The majority of the area required by Exeter is owned by the Chilean government.  The process for obtaining permits for easements and water rights is well defined in Chile.

On March 15, 2011, Exeter entered into an occupation agreement with the local Colla community over an area of 1.77 ha where the project camp was located.   The initial duration of this agreement was for three years with a right to extend for a further three years.  This agreement has been extended to March 15, 2017.  On June 16, 2011 the BBNN granted Exeter a surface rights lease (the “Lease”) over a 1,313 ha area covering certain mineral tenements of the Caspiche project.  The duration of the Lease is five years from May 3, 2011 and the Company has applied to renew the lease.  An annual rental payment is paid quarterly by the Company.

On June 10, 2013 the Chilean government granted a surface land use Easement of approximately 9,600 ha to extend the area required for future potential development of Caspiche.  The Easement specifically excludes surface rights in areas owned by the local indigenous communities.  This Easement is now also the subject of a court claim initiated by a local Chilean company challenging the Chilean governments granting of the Easement.

Exeter has completed a water drilling program at its concessions in the Peñas Blancas area where it has the option to acquire up to a 90% interest in any water discovered. Water quantities discovered to date are believed to be sufficient for the potential development options outlined in the PEA report. The application process for water rights at Peñas Blancas has been commenced.  In addition, initiatives are ongoing to outline additional sources of water.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. Copiapó and the surrounding areas are serviced by an extensive power grid known as the Central Interconnected System, (SIC), which also services the main population centres around Santiago and further south.  Plans are currently being implemented to considerably strengthen the power generation and distribution system in the region and are due to be completed in 2017.  Exeter proposes using on site power generation or extending the Maricunga line for the power supply for the heap leach power requirements and then connect to the grid system should the sulphide project be developed.

History

Anglo American was the first to explore the Caspiche area.  Between 1986 and 1990, Anglo American conducted three field campaigns on the property.  The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected.  These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, copper, silver, and arsenic.  Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season, Anglo American drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector.  These drill holes targeted near-surface gold mineralization identified in hydrothermally altered volcanic rocks, and delineated by geochemical surveys.  Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo American drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths.  Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geological investigations and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas.  Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche.

Exeter optioned the property in October 2005.  No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign until Exeter began work.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (PDIP), and natural source magnetotellurics geophysical surveys.  In 2008 and 2009, Exeter completed property-scale geological mapping, a PIMATM (field portable, infrared spectrometer useful for mineral identification) study of drill core samples, a soil orientation survey over the Caspiche Porphyry area, a reinterpretation of the regional geophysical data and age dating work.

From 2006 through September 2011, Exeter completed over 66,000 m of drilling in 99 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area.  Other work conducted during this period included geological mapping of the surface of the property, geochemical and geophysical surveying to help guide exploration for additional intrusive centres, geotechnical logging and geomechanical testing of a significant number of oriented drill cores and metallurgical testwork to determine expected metallurgical recoveries and guide process design.

During the drill season between September 2011 to May 2012, Exeter completed 35 diamond holes for 8,666 m, including an extensive geotechnical program, metallurgical test holes and groundwater monitoring holes.

At the end of November 2012, a radiometrics and high resolution helicopter magnetic program was conducted at Panorama and over the Vin properties, held under option from Xstrata, by NewSense Geophysics Ltd.

The PEA Report set out new development options for Caspiche, including a low capex, heap leach gold option to initiate production.

PEA Report:

The PEA Report shows three potential development options:

1.   A 30,000 tpd heap leach oxide gold project producing a projected average of 122,000 oz AuEq* annually over a planned 10 year mine life, including 148,000 oz AuEq* annually in the first five years.

Very low strip ratio (0.27:1) and favorable gold recoveries, drive favorable economics.

•	Projected average total cash operating costs US$589/oz AuEq*. AISC US$676/oz AuEq*.
•	Pre-tax NPV5% of US$355 million at US$1,300/oz.
•	IRR of 34.7%.
•	After-tax (27% tax rate) NPV5% of US$252 million, IRR 28.5%.
•	Payback period of 3.4 years from initial construction.
•	Estimated initial capex US$210 million plus an additional US$41 million in contingencies.
•	Required water, 44 l/s.

2.   A larger, scalable 60,000 tpd open pit, heap leach oxide gold option followed by expanded open pit mining (27,000 tpd) of the gold copper sulphide zone.  Planned mine life is 18 years with projected average annual production of approximately 289,000 oz AuEq* per year.

3.   A scalable 60,000 tpd open pit, heap leach oxide gold operation transitioning to underground sub level open stope mining (27,000 tpd) of the higher grade gold copper sulphide zone.  Projected annual average production is 250,000 oz of Au in years 1-3 and 425,000 oz AuEq* in years 4-13.  Over a planned 42 year mine life projected production is 344,000 oz AuEq* per year.

Disclaimer: The economic analysis contained in the 2014 PEA is considered preliminary in nature. No inferred mineral resources were used, nor is there any certainty that the economic forecast outlined in the 2014 PEA will be realized. See Exeter’s website or Sedar for the news release dated December 19, 2014: Amended NI 43-101 Technical Report on the Caspiche Project; Effective date: April 30, 2014.

The PEA Report used prices of: Au US$1,300 US$/oz. Ag US$20/oz. and Cu US$3/lb
*
Gold equivalent oz (AuEq) value is based on Au, Ag and Cu revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

Mineral Resources:

		Tonnes	Au	Cu	Ag	AuEq1	AuEq2
Material	Class	Mt	g/t	%	g/t	g/t	M oz
Oxide	Measured	65.9	0.46	-	1.55	0.46	1.0
Oxide	Indicated	55.6	0.39	-	1.63	0.40	0.7
Total Oxide	M & I	121.5	0.43	-	1.58	0.43	1.7
Sulphide	Measured	554.2	0.58	0.23	1.16	1.02	18.3
Sulphide	Indicated	727.9	0.48	0.18	1.17	0.84	19.6
Total Sulphide	M & I	1,282.1	0.52	0.20	1.17	0.92	37.9
Total M & I		1,403.6	0.51	0.19	1.20	0.88	39.6
-oxide and sulphide materials above cut-offs of 0.18 g/t AuEq1 and 0.30 g/t AuEq1

		Tonnes	Au	Cu	Ag	AuEq3
Material	Class	Mt	g/t	%	g/t	g/t
Sulphide	Measured	378.6	0.71	0.30	1.30	1.28
Sulphide	Indicated	431.6	0.64	0.27	1.40	1.16
Total Sulphide	M & I	810.2	0.67	0.29	1.35	1.22
-underground operation cut-off grade of 0.75 g/t AuEq3

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of an unlimited authorized share capital.  As of December 31, 2015, the Company had 88,407,753 common shares issued and outstanding.  As of the date hereof the Company has 88,407,753 common shares issued and outstanding.

As of December 31, 2015 and the date hereof, the Company also had 7,445,000 outstanding stock options to purchase common shares with a weighted average exercise price of $0.53 per share.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote their shares at the meetings.  Each common share carries with it the right to one vote.

Disclaimer: The economic analysis contained in the 2014 PEA is considered preliminary in nature. No inferred mineral resources were used, nor is there any certainty that the economic forecast outlined in the 2014 PEA will be realized. See Exeter’s website or Sedar for the news release dated December 19, 2014: Amended NI 43-101 Technical Report on the Caspiche Project; Effective date: April 30, 2014.

The PEA Report used prices of: Au US$1,300 US$/oz. Ag US$20/oz. and Cu US$3/lb
1
PAu and PCu are the Au and Cu prices (US$1,150/oz and US$2.50/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for Au oxide material.

2	AuEq (M oz) = resource tonnes * AuEq1
3
PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz, 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities.  There is no set dividend rate or dividend schedule for the common shares.  The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company's common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

MARKET FOR SECURITIES

The Company was incorporated on February 10, 1984 and its common shares are listed for trading on the TSX under the symbol “XRC”.

On November 9, 2006, the Company began trading its common stock on the NYSE MKT under the symbol “XRA”.

The Company’s common shares were also listed for trading on the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “EXB” effective May 3, 2004.

On October 27, 2009, the Company’s common shares commenced trading on the TSX.  Prior to trading on the TSX, the Company’s common shares were listed for trading on the TSX-V.  The following table shows the price ranges and volume traded of the Company’s common shares on the TSX on a monthly basis for the most recently completed financial year ended December 31, 2015:

Year	Month	Open	High	Low	Close	Volume

2015	January	0.70	0.80	0.68	0.71	535,371
	February	0.67	0.72	0.62	0.66	532,690
	March	0.65	0.69	0.57	0.66	545,435
	April	0.65	0.82	0.65	0.67	235,302
	May	0.69	0.73	0.65	0.65	247,228
	June	0.65	0.67	0.58	0.60	384,224
	July	0.59	0.61	0.45	0.50	415,840
	August	0.47	0.60	0.47	0.56	291,681
	September	0.56	0.56	0.42	0.42	435,171
	October	0.41	0.51	0.41	0.47	695,210
	November	0.47	0.47	0.39	0.42	416,918
	December	0.46	0.57	0.42	0.45	502,498

During the year ended December 31, 2015, the Company issued stock options as follows: on August 21, 2,790,000 stock options with a strike price of $0.56. On August 28, 1,750,000 stock options were granted with a strike price of $0.54 (of the options granted, 1,500,000 were accounted for as a re-pricing from an exercise price of $1.22 to an exercise price of $0.54). On September 12, 2,690,000 stock options were granted with a strike price of $0.50 per share. Additionally, on September 11, the Company re-priced 215,000 stock options which ranged in price from $0.70 to $1.27 to an exercise price of $0.50 per option.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2015 are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence(2)	Principal Occupation (2)	Period (s) Served as a Director
Bryce G. Roxburgh Co-Chairman of the Board Director Manila, Philippines
Co-Chairman of the Company since February 27, 2013; President and CEO of the Company from September 2003 to March 2013; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; Chairman of Rugby Mining Limited since January 2007.
March 20, 2003 to date
Yale R. Simpson Co-Chairman of the Board Director West Vancouver, B.C. Canada
Co-Chairman of the Company since February 27, 2013; Chairman of the Company from September 11, 2003 to February 27, 2013; Co-Chairman of Extorre Gold Mines Limited from March 2010 until August 2012; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. from March 2002 to February 2013; Dynasty Metals & Mining Inc. from September 2003 to October 2011; Maudore Minerals Ltd. from November 2010 to June 2012; Silver Quest Resources Ltd. from December 2009 to December 2011; Independence Gold Corp. from December 2011 to October 2014, Adamera Minerals since February 2013 and Rugby Mining Limited since January 2007.
June 10, 2003 to date
Robert G. Reynolds (3)(4) Director Sydney, Australia
Chairman of Alacer Gold Corp./Avoca Resources Limited  March 2002 to August 2011; Director of Extorre Gold Mines Limited from March 2010 until August 2012; Rugby Mining Limited since January 24, 2007; Dacian Gold Limited since October 2012; Global Geoscience Limited from December 2007 to December 2015; Convergent Minerals Limited since December 2011 and Chesser Resources Limited from October 2012 to February 2015.
June 12, 2007 to date
Julian Bavin (3)(4) Director Santiago, Chile	Director of Pan Global Resources from June 2010 to July 2015; Director of Prism Resources since May 2012 and Minera IRL Ltd since December 2015.	March 25, 2010 to date
John Simmons (3)(4) Director Sydney, Australia	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010 to date

Name, Position(s) with the Company (1) and Municipality of Residence(2)	Principal Occupation (2)	Period (s) Served as a Director
Wendell M. Zerb President and Chief Executive Officer Burnaby, B.C. Canada
Appointed as President and Chief Executive Officer on February 27, 2013; Senior Mining Analyst for Canaccord Capital from March 2005 to July 2012 registered Professional Geologist with the Association of Professional Engineers, and Geoscientists of Alberta (APEGA).
N/A
S. R. Jeremy Perkins VP Development and Operations Sydney, Australia
Appointed as Vice President Development and Operations on February 1, 2005; Chartered Professional Metallurgist (CPmet), Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm since 1989.
N/A
Cecil Bond Chief Financial Officer Langley, B.C. Canada
Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. Director of Rugby Mining Limited from March 2009 until September 2012; Director of Extorre Gold Mines Limited from December 2009 to March 2010; VP Finance of Extorre from March 2010 until August 2012; Director and officer of various private companies.
N/A

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)	The information as to province or state and country of residence, principal occupation has been furnished by the respective individuals.
(3)	Member of the Audit Committee
(4)	Member of the Compensation Committee

At December 31, 2015, the Company's directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 6,789,652 shares, representing 7.68% of the Company’s common shares.  As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 6,809,652 shares, representing 7.70% of the Company’s common shares.  The information as to number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

CONFLICT OF INTEREST

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to upholding the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings pending which may materially affect the business and affairs of the Company, other than the Cerro del Medio claim – see “General Development of the Business – Three Year History – 2014” above.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company.  The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and required disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the three most recently completed financial years, no director, executive officer or person or company that beneficially owned, controlled or directed, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office.  Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The Company has the following material contracts:

1.
Purchase Agreement dated April 13, 2011 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and Anglo American Norte S.A. (formerly Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A.) regarding the Caspiche project – see “Principal Project – Caspiche” above.

2.
Easement Agreement dated March 15, 2011 between Sociedad Contractual Minera Eton (Exeter Resource Corporation) and Comunidad Indígena Colla del Río Jorquera y sus Afluentes regarding the Caspiche project –see “Principal Project - Caspiche” above.

3.
Easement Agreement dated June 10, 2013 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean government regarding the Caspiche project –see “General Development of the Business – Three Year History” above.

4.
Joint Venture Agreement as amended dated February 25, 2014 between Sociedad Contractual Minera Eton Chile (Exeter Resource Corporation) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation regarding the Caspiche project –see “General Development of the Business – Three Year History” above.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•
Mr. Carlos Guzmán, Mining Eng., FAusIMM, Ms. Leticia Conca, Mining Eng. and Mr. Rick Adams, BSc. are the authors of a report entitled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile”.

•
PricewaterhouseCoopers LLP are the auditors who issued the auditor’s report for the Company’s annual financial statements for the financial years ended December 31, 2015, 2013 and 2012. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of: Robert G. Reynolds, John Simmons and Julian Bavin, all of whom are “financially literate” and “independent” within the meaning of National Instrument 52-110 – Audit Committees (“MI 52-110”).

Mr. Reynolds, Chairman of the Audit Committee, is a Chartered Accountant with over 35 years’ experience in commerce and practice and over 25 years in the mining industry which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Simmons, a Chartered Accountant with over 40 years’ experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and has an understanding of internal controls and procedures for financial reporting.
Mr. Bavin has 30 years of technical, operational and commercial experience in mineral exploration gained from work in a wide range of commodities and jurisdictions.  Mr Bavin has a Bachelor of Science from the University of Leicester, a Master of Science from Imperial College in London, and is a graduate of the Senior Executive Programme at the London Business School.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2015	$124,376	$8,925	$606	$Nil
2014	$112,000	$7,500	$800	$Nil

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)
The aggregate fees billed by the Company’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”, including review of interim financial statements and read & comments on interim financial statements.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)
Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.  Fees relate to services relating to short form prospectus filings and information circulars.

ADDITIONAL INFORMATION

Additional financial and other information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2015 ; and

•
the Company’s information circular dated May 4, 2015, which includes directors’ and officers’ remuneration and indebtness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans

Copies of the above documents and this AIF are also available upon request to the Financial Manager of the Company at its corporate head office.

Appendix A

Charter of the Audit Committee of the Board of Directors
of Exeter Resource Corporation (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company.  The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.  In addition to other duties that the Board may from time to time assign to it, the Audit Committee’s primary duties and responsibilities are to:

1.
Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

2.
Review recommendations made by the external auditors of the Company, report to the Board with respect thereto and with respect to external audit reports of the Company, and take any necessary actions in connection therewith.

3.
Consult with the external auditors, senior management of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company's "internal controls over financial reporting" and "disclosure controls and procedures" (as such terms are defined by the Securities and Exchange Commission (the “SEC”)) or any other such regulatory body having jurisdiction over the Company, and make specific recommendations to the Board in connection therewith.

4.
Review the external audit reports of the Company and the Company’s financial statements, MD&A and if required, annual and interim earnings press releases and discuss such information with the external auditor before the Company publicly discloses this information.

5.
Be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures.

6.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.

7.
Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable audit committee requirements of the SEC, the NYSE MKT, the Toronto Stock Exchange (“TSX”), the Canadian Securities Administrators (the “CSA”) and any other such regulatory body having jurisdiction over the Company.

8.	Review and evaluate at least annually its own performance and effectiveness.

Article 2 – Membership

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.
All of the members of the Audit Committee shall meet the applicable independence and experience requirements as required by any legislation applicable to the Company, including the Sarbanes-Oxley Act of 2002, TSX, SEC and NYSE MKT rules, and National Instrument 52-110 Audit Committees (“MI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Corporation’s securities are listed as in effect from time to time.

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.

4.	Each member of the Audit Committee shall in the judgment of the Board, have the ability to read and understand the Company’s basic financial statements.

5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and NYSE MKT.

Article 3 – Meeting

1.
The Audit Committee will meet as often as it determines, but on at least a quarterly basis.  Special meetings shall be convened as required.  External auditors may convene a meeting if they consider that it is necessary.

2.	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

3.	The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices.

4.	Minutes of the proceedings of all meetings will be kept.

Article 4 - Pre-Approval of Non-Audit Services

The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.  The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 5 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 6 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders.  The external auditors will report directly to the Audit Committee.  The Audit Committee will:

1.
Be directly responsible for the appointment and compensation (subject to any necessary shareholder approval), retention and oversight of the work of the Company's external auditors and the external auditors shall report directly to the Audit Committee.

2.
Ensure receipt of an annual formal written statement from the Company's external auditors delineating all relationships between the external auditors and the Company and discuss with the external auditors any such relationships that may impact the objectivity and independence of the external auditors; and take appropriate action to oversee the independence of the external auditors.

3.
Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the SEC and NYSE MKT.

4.	Set clear hiring policies for partners and employees or former partners and employees of the present and former external auditors of the Company.

5.	Be satisfied that the Company has adopted procedures to ensure proper review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE MKT or if applicable TSX.

6.	Review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

7.
Before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

9.
Obtain and review annually, where considered necessary, prior to the filing of the Company's Annual Financial Statements and Annual Report on Form 20-F, a report from the external auditors describing (a) all critical accounting policies and practices used or to be used in the Company's year-end financial statements (b) all alternative treatments, related to material items, allowed within International Financial Reporting Standards that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences, and discuss with the external auditors any material issues raised in such report.

Article 7 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 8 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters.  The Audit Committee will from time to time establish guidelines for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will further review periodically with management these guidelines and, if appropriate, any significant complaints received, to the extent required by the Sarbanes-Oxley Act of 2002 or MI 52-110 or the rules of the SEC, NYSE MKT, TSX or the CSA.  In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential.  The Company will not condone any retaliation for a complaint made in good faith.